Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three and nine months ended September 30, 2018
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Chairman

John Elkann

Chief Executive Officer

Louis C. Camilleri

Vice Chairman

Piero Ferrari

Directors

Delphine Arnault
Giuseppina Capaldo
Eddy Cue
Sergio Duca
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

In this report (the “Interim Report”) , unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries as the context may require.

INTRODUCTION

The Interim Condensed Consolidated Financial Statements at and for the three and nine months ended September 30, 2018 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2017 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2018” in the notes to the Interim Condensed Consolidated Financial Statements.

The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “United States”).

Certain totals in the tables included in this Interim Report may not add due to rounding.

The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Interim Report is unaudited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ million, except per share data)
Net revenues	838	836	2,575	2,577
EBIT	203	202	631	581
Profit before taxes	197	194	616	556
Net profit	287	141	596	401
Net profit attributable to:
Owners of the parent	287	140	595	400
Non-controlling interests	—	1	1	1
Basic earnings per common share (in Euro) (1)	1.52	0.74	3.15	2.11
Diluted earnings per common share (in Euro) (1)	1.51	0.74	3.14	2.11
Dividend approved per common share (in Euro) (2)	—	—	0.71	—
Distribution approved per common share (in Euro) (3)	—	—	—	0.64
_____________________________

(1)	See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

(2)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2018, a dividend distribution of €0.71 per common share was approved, corresponding to a total distribution of €134 million. The distribution was made from the retained earnings reserve.

(3)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, a cash distribution of €0.635 per common share was approved, corresponding to a total distribution of €120 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law.

Consolidated Statement of Financial Position Data

	At September 30,	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	753	648
Total assets	4,615	4,141
Debt	1,887	1,806
Total equity	1,231	784
Equity attributable to owners of the parent	1,226	779
Non-controlling interests	5	5
Share capital	3	3
Common shares issued (in thousands of shares)	188,646	188,954

Other Statistical Information
Shipments

(Number of cars and % of total cars)	For the three months ended September 30,				For the nine months ended September 30,
	2018	%	2017	%	2018	%	2017	%
EMEA
UK	178	7.9%	158	7.7%	714	10.4%	666	10.4%
Germany	218	9.6%	201	9.8%	601	8.8%	560	8.8%
Italy	115	5.1%	105	5.1%	374	5.5%	343	5.4%
France	108	4.8%	81	4.0%	306	4.5%	266	4.2%
Switzerland	95	4.2%	95	4.6%	295	4.3%	281	4.4%
Middle East (1)	90	4.0%	78	3.8%	203	3.0%	233	3.7%
Rest of EMEA (2)	201	8.8%	185	9.1%	688	10.0%	589	9.1%
Total EMEA	1,005	44.4%	903	44.1%	3,181	46.5%	2,938	46.0%
Americas (3)	770	34.0%	736	36.0%	2,189	31.9%	2,078	32.6%
China, Hong Kong and Taiwan (on a combined basis)	162	7.2%	152	7.4%	522	7.6%	453	7.1%
Rest of APAC (4)	325	14.4%	255	12.5%	961	14.0%	912	14.3%
Total	2,262	100.0%	2,046	100.0%	6,853	100.0%	6,381	100.0%
_____________________________
(1)    Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)     Rest of EMEA includes Africa and the other European markets not separately identified.
(3)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

Average number of employees for the period

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
Average number of employees for the period	3,735	3,375	3,587	3,339

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	the challenges and costs of integrating hybrid technology more broadly into our car portfolio over time;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	our low volume strategy;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	changes in client preferences and automotive trends;

•
changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in emerging market countries;

•	our ability to achieve our key financial targets and our financial policy;

•	our ability to service and refinance our debt;

•	competition in the luxury performance automobile industry;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	product recalls, liability claims and product warranties;

•	our continued compliance with customs regulations of various jurisdictions;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•
changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technologies;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders;

•	our ability to maintain the functional and efficient operation of our information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology; and

•	other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2018 and 2017, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items, which may obscure underlying performance and impair comparability of results between periods.

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ million)
Net profit	287	141	596	401
Income tax (benefit)/expense	(90)	53	20	155
Net financial expenses	6	8	15	25
Amortization and depreciation	75	64	210	197
EBITDA	278	266	841	778
Release of charges related to Takata airbag inflator recalls	—	—	(1)	—
Adjusted EBITDA	278	266	840	778
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three and nine months ended September 30, 2018 and 2017.

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ million)
EBIT	203	202	631	581
Release of charges related to Takata airbag inflator recalls	—	—	(1)	—
Adjusted EBIT	203	202	630	581

Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Net Profit for the three and nine months ended September 30, 2018 and 2017.

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ million)		(€ million)
Net profit	287	141	596	401
Release of charges related to Takata airbag inflator recalls (net of tax effect)	—	—	(1)	—
Patent box benefit for the period 2015-2017	(141)	—	(141)	—
Adjusted Net Profit	146	141	454	401
Adjusted Basic and Diluted Earnings per Common Share

Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and nine months ended September 30, 2018 and 2017.

		For the three months ended September 30,		For the nine months ended September 30,
		2018	2017	2018	2017
Net profit attributable to owners of the Company	€ million	287	140	595	400
Release of charges related to Takata airbag inflator recalls (net of tax effect)	€ million	—	—	(1)	—
Patent box benefit for the period 2015-2017	€ million	(141)	—	(141)	—
Adjusted net profit attributable to owners of the Company	€ million	146	140	453	400
Weighted average number of common shares	thousand	188,646	188,954	188,712	188,951
Adjusted basic earnings per common share		€0.78	0.74	2.40	2.11
Weighted average number of common shares for diluted earnings per common share	thousand	189,434	189,759	189,500	189,759
Adjusted diluted earnings per common share (1)		€0.77	0.74	2.39	2.11

(1)
For the three and nine months ended September 30, 2018 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the equity incentive plan.

For the three and nine months ended September 30, 2017 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued for the equity incentive plan and (ii) the potential common shares that would be issued for the Non-Executive Directors’ compensation agreement.

Net Debt and Net Industrial Debt

Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans.

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at September 30, 2018 and December 31, 2017.

	At September 30,	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	753	648
Debt	(1,887)	(1,806)
Net Debt	(1,134)	(1,158)
Funded portion of the self-liquidating financial receivables portfolio	762	685
Net Industrial Debt	(372)	(473)

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group's financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the nine months ended September 30, 2018 and 2017.

	For the nine months ended September 30,
	2018	2017
	(€ million)
Cash flows from operating activities	619	507
Cash flows used in investing activities	(403)	(239)
Free Cash Flow	216	268
Change in the self-liquidating financial receivables portfolio	71	47
Free Cash Flow from Industrial Activities	287	315

Cash flows used in investing activities for the nine months ended September 30, 2017 are net of €8 million proceeds from exercising the Delta Topco option.

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which eliminates the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues expressed in local functional currency other than the Euro of foreign subsidiaries, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations year-on-year and the impacts of hedging, provide additional useful information to investors regarding the operating performance on a local currency basis.

Results of Operations
Three months ended September 30, 2018 compared to three months ended September 30, 2017
The following is a discussion of the results of operations for the three months ended September 30, 2018 compared to the three months ended September 30, 2017. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the three months ended September 30,
	2018	Percentage of net revenues	2017	Percentage of net revenues
	(€ million, except percentages)
Net revenues	838	100.0%	836	100.0%
Cost of sales	402	47.9%	396	47.4%
Selling, general and administrative costs	87	10.4%	91	10.8%
Research and development costs	143	17.1%	147	17.6%
Other expenses, net	4	0.5%	1	0.1%
Result from investments	1	0.1%	1	0.1%
EBIT	203	24.2%	202	24.2%
Net financial expenses	6	0.7%	8	1.0%
Profit before taxes	197	23.5%	194	23.2%
Income tax (benefit)/expense	(90)	(10.8)%	53	6.4%
Net profit	287	34.3%	141	16.8%

Net revenues

	For the three months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Cars and spare parts (1)	616	73.5%	605	72.4%	11	1.9%
Engines (2)	70	8.4%	88	10.5%	(18)	(19.9)%
Sponsorship, commercial and brand (3)	128	15.2%	124	14.8%	4	3.4%
Other (4)	24	2.9%	19	2.3%	5	21.8%
Total net revenues	838	100.0%	836	100.0%	2	0.3%
_____________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended September 30, 2018 were €838 million, an increase of €2 million, or 0.3 percent (an increase of 2.2 percent on a constant currency basis), from €836 million for the three months ended September 30, 2017.

The increase in net revenues was attributable to the combination of (i) an €11 million increase in cars and spare parts net revenues, (ii) a €5 million increase in other net revenues, and (iii) a €4 million increase in sponsorship, commercial and brand net revenues, partially offset by (iv) an €18 million decrease in engines net revenues.
Cars and spare parts
Net revenues generated from cars and spare parts were €616 million for the three months ended September 30, 2018, an increase of €11 million, or 1.9 percent, from €605 million for the three months ended September 30, 2017. The increase was attributable to a €26 million increase in net revenues from range and special series cars and spare parts, partially offset by a €15 million decrease in net revenues from hypercars and limited edition cars.

The €26 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments, as well as positive mix driven by V12 models and pricing increases. Shipments of V12 range and special series models increased by approximately 12.8 percent, primarily attributable to shipments of the 812 Superfast, which commenced in the third quarter of 2017, partially offset by a decrease in shipments of the F12tdf, which finished its limited series run in 2017, and the phase-out of the F12berlinetta in 2017. Shipments of V8 range and special series models increased by approximately 11.4 percent, mainly due to the Ferrari Portofino, partially offset by the phase-out of the California T.

The €26 million increase in net revenues from range and special series cars and spare parts was composed of (i) an €18 million increase in Americas, and (ii) a €16 million increase in Rest of APAC, partially offset by (iii) a €5 million decrease in EMEA, and (iv) a €3 million decrease in China, Hong Kong and Taiwan (on a combined basis).

(i)
The €18 million increase in Americas net revenues was primarily attributable to positive volume and mix, as well as positive foreign currency translation impact. The positive volume and mix was driven by the 812 Superfast and the Ferrari Portofino as well as the 488 and GTC4Lusso families, partially offset by the phase-outs of the California T, the F12berlinetta, and the F12tdf.

(ii)
The €16 million increase in Rest of APAC net revenues was attributable to an increase in net revenues in Australia, Japan and other Rest of APAC, and primarily driven by positive volume and mix, as well as greater contribution from our personalization programs. Positive volume and mix was driven by the 812 Superfast and the Ferrari Portofino, partially offset by the phase-out of the California T.

(iii)
The €5 million decrease in EMEA net revenues was primarily attributable to negative mix, driven by the performance of V8 models, and in particular, deliveries of the Ferrari Portofino, partially offset by positive volume impact. Positive volume impact was driven by double digit growth in shipments in France, the Middle East, the UK and Italy as well as single-digit growth in Rest of EMEA and Germany and was primarily attributable to the Ferrari Portofino and the 812 Superfast, partially offset by the phase-outs of the California T, the F12berlinetta and the F12tdf.

(iv)
The €3 million decrease in China, Hong Kong and Taiwan (on a combined basis) net revenues was primarily attributable to our personalization programs, partially offset by positive volume and mix. The increase in shipments was mainly driven by the Ferrari Portofino and the 812 Superfast, partially offset by the phase-out of the California T.

The decrease in net revenues from hypercars and limited edition cars was attributable to a decrease in shipments of the LaFerrari Aperta, which is finishing its limited series run, partially offset by deliveries of the strictly limited edition Ferrari J50.

Engines
Net revenues generated from engines were €70 million for the three months ended September 30, 2018, a decrease of €18 million, or 19.9 percent, from €88 million for the three months ended September 30, 2017. The €18 million decrease was mainly attributable to a decrease in net revenues generated from the sale of engines to Maserati, driven by a decrease in the number of engines shipped in the third quarter of 2018 compared to the third quarter of 2017.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €128 million for the three months ended September 30, 2018, an increase of €4 million, or 3.4 percent, from €124 million for the three months ended September 30, 2017. The increase was primarily attributable to a higher 2017 championship ranking compared to 2016 and sponsorship revenues, partially offset by brand related activities.

Other

Other net revenues were €24 million for the three months ended September 30, 2018, an increase of €5 million, or 21.8 percent, from €19 million for the three months ended September 30, 2017, primarily due to financial services.

Cost of sales

	For the three months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Cost of sales	402	47.9%	396	47.4%	6	1.3%

Cost of sales for the three months ended September 30, 2018 was €402 million, an increase of €6 million, or 1.3 percent, from €396 million for the three months ended September 30, 2017. As a percentage of net revenues, cost of sales was 47.9 percent for the three months ended September 30, 2018 compared to 47.4 percent for the three months ended September 30, 2017.
The increase in cost of sales was primarily attributable to (i) an increase in costs of €28 million driven by an increase in volumes and mix, amortization and depreciation, partially offset by (ii) a decrease of €22 million driven by lower costs for supporting activities, including lower engine volumes.
Selling, general and administrative costs

	For the three months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Selling, general and administrative costs	87	10.4%	91	10.8%	(4) (4.1)%

Selling, general and administrative costs for the three months ended September 30, 2018 were €87 million, a decrease of €4 million, or 4.1 percent, from €91 million for the three months ended September 30, 2017. As a percentage of net revenues, selling, general and administrative costs were 10.4 percent for the three months ended September 30, 2018 compared to 10.8 percent for the three months ended September 30, 2017.

The decrease in selling, general and administrative costs was primarily attributable to the effect of costs incurred in 2017 related to initiatives for Ferrari’s 70th anniversary.

Research and development costs

	For the three months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Research and development costs expensed during the period	113	13.5%	124	14.8%	(11)	(9.0)%
Amortization of capitalized development costs	30	3.6%	23	2.8%	7	31.9%
Research and development costs	143	17.1%	147	17.6%	(4)	(2.5)%

Research and development costs for the three months ended September 30, 2018 were €143 million, a decrease of €4 million, or 2.5 percent, from €147 million for the three months ended September 30, 2017. As a percentage of net revenues, research and development costs were 17.1 percent for the three months ended September 30, 2018 compared to 17.6 percent for the three months ended September 30, 2017.

The decrease in research and development costs during the period of €4 million was mainly driven by lower research and development costs for Formula 1 activities.

Other expenses, net

	For the three months ended September 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Other expenses, net	4	1	3	n.m.

Other expenses, net for the three months ended September 30, 2018 included other expenses of €5 million, mainly related to provisions, indirect taxes and other miscellaneous expenses partially offset by other income of €1 million, mainly related to rental income and other miscellaneous income.
Other expenses, net for the three months ended September 30, 2017 included other expenses of €2 million, mainly related to indirect taxes, partially offset by other income of €1 million, mainly related to rental income and gains on disposal of property, plant and equipment.
EBIT

	For the three months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
EBIT	203	24.2%	202	24.2%	1	0.4%

EBIT for the three months ended September 30, 2018 was €203 million, an increase of €1 million, or 0.4 percent, from €202 million for the three months ended September 30, 2017.

The increase in EBIT was primarily attributable to (i) positive volume impact of €23 million, (ii) a decrease in selling, general and administrative costs of €4 million, (iii) a decrease in research and development costs of €4 million, and (iv) €1 million of positive contribution from other supporting activities, partially offset by (v) negative net foreign currency exchange impact, including foreign currency hedging instruments, of €19 million, and (vi) negative product mix and pricing impact of €12 million.

The positive volume impact of €23 million was attributable to an increase in shipments, driven by the Ferari Portofino and the 812 Superfast. The negative product mix and pricing impact of €12 million was primarily attributable to the performance of V8 models and lower sales of the LaFerrari Aperta, which is finishing its limited series run, partially offset by pricing increases and deliveries of the strictly limited edition Ferrari J50.

Net financial expenses

	For the three months ended September 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Net financial expenses	6	8	(2) (22.4)%

Net financial expenses for the three months ended September 30, 2018 were €6 million compared to €8 million for the three months ended September 30, 2017.

The decrease in net financial expenses was primarily attributable to a decrease in interest expenses, mainly driven by lower interest on bank borrowings due to the full repayment of the Term Loan in November 2017, partially offset by higher interest on bonds due to a new bond issued in November 2017.

Income tax (benefit)/expense

	For the three months ended September 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Income tax (benefit)/expense	(90)	53	(143)	n.m.

Income tax benefit for the three months ended September 30, 2018 was €90 million compared to income tax expense of €53 million for the three months ended September 30, 2017. The income tax benefit for the three months ended September 30, 2018 was primarily attributable to the positive impact from the application of the Patent Box tax regime (as described below), including €141 million of the Patent Box benefit related to the years 2015 to 2017, of which €139 million was from direct and €2 million was from indirect use of copyrights, patents, trademarks, designs and know-how.

In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. See Note 12 “Income Tax (Benefit)/Expense” to the Interim Condensed Consolidated Financial Statements for additional details.

The income tax benefit for the three months ended September 30, 2018 was €90 million, representing a change of €143 million compared to the income tax expense of €53 million for the three months ended September 30, 2017, mainly attributable to the positive impact of the Patent Box benefit relating to the years 2015 to 2017 as well as the positive impact of the Patent Box related to the 2018 fiscal year.

Nine months ended September 30, 2018 compared to nine months ended September 30, 2017
The following is a discussion of the results of operations for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the nine months ended September 30,
	2018	Percentage of net revenues	2017	Percentage of net revenues
	(€ million, except percentages)
Net revenues	2,575	100.0%	2,577	100.0%
Cost of sales	1,224	47.6%	1,252	48.7%
Selling, general and administrative costs	240	9.3%	255	9.9%
Research and development costs	482	18.7%	482	18.7%
Other expenses, net	—	—%	9	0.3%
Result from investments	2	0.1%	2	0.1%
EBIT	631	24.5%	581	22.6%
Net financial expenses	15	0.6%	25	1.0%
Profit before taxes	616	23.9%	556	21.6%
Income tax expense	20	0.7%	155	6.0%
Net profit	596	23.2%	401	15.6%

Net revenues

	For the nine months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Cars and spare parts(1)	1,898	73.7%	1,855	72.0%	43	2.3%
Engines(2)	227	8.8%	292	11.3%	(65)	(22.3)%
Sponsorship, commercial and brand(3)	380	14.7%	370	14.4%	10	2.6%
Other(4)	70	2.8%	60	2.3%	10	17.5%
Total net revenues	2,575	100.0%	2,577	100.0%	(2)	(0.1)%
_________________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the nine months ended September 30, 2018 were €2,575 million, a decrease of €2 million, or 0.1 percent (an increase of 3.7 percent on a constant currency basis), from €2,577 million for the nine months ended September 30, 2017.

The decrease in net revenues was attributable to (i) a €65 million decrease in engines net revenues, partially offset by the combination of (ii) a €43 million increase in cars and spare parts net revenues, (iii) a €10 million increase in sponsorship, commercial and brand net revenues, and (iv) a €10 million increase in other net revenues.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,898 million for the nine months ended September 30, 2018, an increase of €43 million, or 2.3 percent, from €1,855 million for the nine months ended September 30, 2017, including the negative impact of foreign currency. The increase was attributable to a €78 million increase in net revenues from range and special series cars and spare parts, partially offset by a €35 million decrease in net revenues from hypercars and limited edition cars.

The €78 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments, as well as positive mix driven by V12 models and pricing increases, partially offset by negative foreign currency exchange impact. Shipments of V12 range and special series models increased by 22.7 percent, primarily attributable to shipments of the 812 Superfast, which commenced in the third quarter of 2017, partially offset by a decrease in shipments of the F12tdf which finished its limited series run in 2017, and the phase-out of the F12berlinetta in 2017. Shipments of V8 range and special series models increased by 4.1 percent, mainly due to the Ferrari Portofino and an increase in shipments of the 488 family and the GTC4Lusso T, partially offset by the phase-out of the California T.

The €78 million increase in net revenues from range and special series cars and spare parts was due to (i) a €35 million increase in EMEA, (ii) a €15 million increase in Americas, (iii) a €14 million increase in China, Hong Kong and Taiwan (on a combined basis), and (iv) a €14 million increase in Rest of APAC.

(i)
The €35 million increase in EMEA net revenues was primarily attributable to an increase in shipments and positive mix, as well as greater contribution from our personalization programs and pricing increases. The increase in shipments was driven by double digit growth in shipments in Rest of EMEA, France and Italy as well as single-digit growth in Switzerland, the UK and Germany, and primarily related to the Ferrari Portofino and the 812 Superfast, as well as the 488 family, partially offset by the phase-out of the California T and a reallocation of shipments triggered by tough market conditions in the Middle East; however the Middle East experienced double-digit growth in shipments in the second and third quarters.

(ii)
The €15 million increase in Americas net revenues was primarily attributable to positive volume and mix, driven by the 812 Superfast, the 488 and GTC4Lusso families, and the Ferrari Portofino, as well as our personalization programs, partially offset by negative foreign currency translation impact.

(iii)
The €14 million increase in China, Hong Kong and Taiwan (on a combined basis) net revenues was primarily attributable to an increase in shipments and positive mix, partially offset by negative foreign currency translation impact. The increase in shipments was driven by the 812 Superfast, the GTC4Lusso family and the Ferrari Portofino, partially offset by the phase-out of the California T.

(iv)
The €14 million increase in Rest of APAC net revenues was primarily attributable to an increase in net revenues in Australia and Japan, partially offset by a decrease in net revenues in other Rest of APAC driven by a decrease in shipments. The increase in shipments in Japan and Australia was primarily due to the 812 Superfast and the 488 family, partially offset by the phase-out of the California T. Net revenues in Japan and Australia were negatively effected by foreign currency translation impact.

The decrease in net revenues from hypercars and limited edition cars was attributable to a decrease in shipments of the LaFerrari Aperta, which is finishing its limited series run, partially offset by the first deliveries of the strictly limited edition Ferrari J50.

Engines

Net revenues generated from engines were €227 million for the nine months ended September 30, 2018, a decrease of €65 million, or 22.3 percent, from €292 million for the nine months ended September 30, 2017. The decrease of €65 million was mainly attributable to a decrease in net revenues generated from the sale of engines to Maserati, driven by a decrease in the number of engines shipped in the first nine months of 2018 compared to the first nine months of 2017.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €380 million for the nine months ended September 30, 2018, an increase of €10 million, or 2.6 percent, from €370 million for the nine months ended September 30, 2017. The increase was primarily attributable to sponsorship and a higher 2017 championship ranking compared to 2016, partially offset by brand related activities and negative foreign currency exchange impact.

Other

Other net revenues were €70 million for the nine months ended September 30, 2018, an increase of €10 million, or 17.5 percent, from €60 million for the nine months ended September 30, 2017, primarily due to financial services.

Cost of sales

	For the nine months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Cost of sales	1,224	47.6%	1,252	48.7%	(28)	(2.3)%

Cost of sales for the nine months ended September 30, 2018 was €1,224 million, a decrease of €28 million, or 2.3 percent, from €1,252 million for the nine months ended September 30, 2017. As a percentage of net revenues, cost of sales was 47.6 percent for the nine months ended September 30, 2018 compared to 48.7 percent for the nine months ended September 30, 2017.

The decrease in cost of sales was primarily attributable to (i) a decrease of €79 million driven by lower costs for supporting activities, including lower engine volumes, as well as lower accruals for warranty provisions, partially offset by (ii) an increase in costs of €51 million driven by an increase in volumes and mix, amortization and depreciation.

Selling, general and administrative costs

	For the nine months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Selling, general and administrative costs	240	9.3%	255	9.9%	(15)	(5.7)%
Selling, general and administrative costs for the nine months ended September 30, 2018 were €240 million, a decrease of €15 million, or 5.7 percent, from €255 million for the nine months ended September 30, 2017. As a percentage of net revenues, selling, general and administrative costs were 9.3 percent for the nine months ended September 30, 2018 compared to 9.9 percent for the nine months ended September 30, 2017.
The decrease in selling, general and administrative costs was primarily attributable to the effect of costs incurred in 2017 related to initiatives for Ferrari’s 70th anniversary.

Research and development costs

	For the nine months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Research and development costs expensed during the period	397	15.4%	404	15.7%	(7)	(1.6)%
Amortization of capitalized development costs	85	3.3%	78	3.0%	7	8.5%
Research and development costs	482	18.7%	482	18.7%	—	—%

Research and development costs for the nine months ended September 30, 2018 and the nine months ended September 30, 2017 were €482 million. As a percentage of net revenues, research and development costs were 18.7 percent for the nine months ended September 30, 2018 and the nine months ended September 30, 2017.

Higher research and development costs to support product range and components innovation for hybrid technology, were substantially offset by lower research and development costs for Formula 1 activities.

Other expenses, net

	For the nine months ended September 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Other expenses, net	—	9	(9) n.m.

Other expenses, net for the nine months ended September 30, 2018 included other income of €13 million, mainly due to a pronouncement on a prior year's legal dispute, and to a lesser extent rental income and miscellaneous income, offset by other expenses of €13 million, mainly related to indirect taxes, accruals for provisions and other miscellaneous expenses.

Other expenses, net for the nine months ended September 30, 2017 included other expenses of €15 million, mainly related to provisions, indirect taxes and miscellaneous expenses, partially offset by other income of €6 million, mainly related to rental income, gains on disposal of property, plant and equipment and miscellaneous income.

EBIT

	For the nine months ended September 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
EBIT	631	24.5%	581	22.6%	50	8.6%
EBIT for the nine months ended September 30, 2018 was €631 million, an increase of €50 million, or 8.6 percent, from €581 million for the nine months ended September 30, 2017.

The increase in EBIT was primarily attributable to (i) positive volume impact of €59 million, (ii) a decrease in selling, general and administrative costs of €15 million, (iii) positive product mix and pricing impact of €11 million, and (iv) €54 million of positive contribution from other supporting activities, partially offset by (v) negative foreign currency exchange impact, including foreign currency hedging instruments, of €89 million.

The positive volume impact of €59 million was attributable to an increase in total shipments, driven by the Ferrari Portofino, the 812 Superfast and the 488 and GTC4Lusso families, partially offset by the phase-outs of the California T and the F12berlinetta, as well as the F12tdf which finished its limited series run in 2017. The positive product mix and pricing impact of €11 million was primarily attributable to the performance of V12 models and pricing increases as well as deliveries of the strictly limited edition Ferrari J50, partially offset by lower sales of the LaFerrari Aperta which is finishing its limited series run.

Net financial expenses

	For the nine months ended September 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Net financial expenses	15	25	(10)	(39.5)%

Net financial expenses for the nine months ended September 30, 2018 were €15 million compared to €25 million for the nine months ended September 30, 2017.

The decrease in net financial expenses was primarily attributable to (i) a decrease in net foreign exchange losses, and (ii) a decrease in interest expenses, mainly driven by lower interest on bank borrowings due to the full repayment of the Term Loan in November 2017, partially offset by higher interest on bonds due to a new bond issued in November 2017. For the nine months ended September 30, 2017, net financial expenses included financial income in relation to the Delta Topco option.

Income tax expense

	For the nine months ended September 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Income tax expense	20	155	(135)	n.m.

Income tax expense for the nine months ended September 30, 2018 was €20 million, a decrease of €135 million, or 87.3 percent, from €155 million for the nine months ended September 30, 2017. The decrease in income tax expense was primarily attributable to the positive impact from the application of the Patent Box tax regime (as described below), including €141 million of the Patent Box benefit related to the years 2015 to 2017, of which €139 million was from direct and €2 million was from indirect use of copyrights, patents, trademarks, designs and know-how.

In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. See Note 12 “Income Tax (Benefit)/Expense” to the Interim Condensed Consolidated Financial Statements for additional details.

The effective tax rate (net of IRAP) was 0.3 percent for the nine months ended September 30, 2018 compared to 24.4 percent for the nine months ended September 30, 2017, mainly attributable to the positive impact of the Patent Box benefit relating to the years 2015 to 2017 as well as the positive impact of the Patent Box related to the 2018 fiscal year.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditure in 2018 is primarily expected to support continuous product range renewal and research and development expenditure to transition our product portfolio to hybrid technology. We plan to fund our capital expenditure primarily with cash generated from our operating activities.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for further details relating to the Group’s liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, funding of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels typically increase in the periods leading up to launches of new models, during the phase-out of existing models and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.

The payment of taxes also affects our working capital. We typically pay our taxes in two advances. In 2017, we paid the remaining balance of 2016 taxes as well as the first advance in relation to 2017 taxes in the second quarter, and we paid the second advance in relation to 2017 taxes in the fourth quarter. In the second quarter of 2018, we paid the remaining balance of 2017 taxes as well as the first advance in relation to 2018 taxes. As a result of signing an agreement in September 2018 with the Italian Revenue Agency in relation to the Patent Box tax regime, we do not expect to pay the second advance in relation to 2018 taxes in the fourth quarter of 2018. See Note 12 “Income Tax (Benefit)/Expense” to the Interim Condensed Consolidated Financial Statements for additional details related to the Patent Box.

Our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range. Going forward, our capital expenditure will also be influenced by research and development expenditure to support product range expansion. We have been significantly increasing capital expenditure in 2018 and we expect our capital expenditure will continue to increase in 2019 to further our investment in hybrid technology and fuel future growth. Capital expenditure is also influenced by the timing of research and development costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarters of the year.

We generally receive payment for cars between 30 and 40 days after the car is shipped (except when we provide dealer financing or sell invoices to a factor) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our hypercars and limited edition cars. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the nine months ended September 30, 2018 and 2017. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the nine months ended September 30,
	2018	2017
	(€ million)
Cash and cash equivalents at beginning of the period	648	458
Cash flows from operating activities	619	507
Cash flows used in investing activities	(403)	(239)
Cash flows used in financing activities	(110)	(99)
Translation exchange differences	(1)	(8)
Total change in cash and cash equivalents	105	161
Cash and cash equivalents at end of the period	753	619

Operating Activities - Nine Months Ended September 30, 2018

Our cash flows from operating activities for the nine months ended September 30, 2018 were €619 million, primarily the result of:

(i)
profit before taxes of €616 million adjusted for €210 million for depreciation and amortization expense, €26 million related to other net non-cash expenses, result from investments and net gains on disposals of property, plant and equipment, €15 million related to net finance costs and €6 million in provisions recognized.

These cash inflows were partially offset by:

(ii)	€71 million related to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(iii)
€59 million relating to cash absorbed by the change in other operating assets and liabilities, primarily attributable to the release of advances on the LaFerrari Aperta and the payment of employee bonuses;

(iv)
€25 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by (i) cash absorbed by trade payables of €63 million mainly due to seasonality and the scheduled summer shutdown, partially offset by (ii) cash generated from trade receivables of €33 million and (iii) cash generated from inventories of €5 million;

(v)	€10 million of net finance costs paid; and

(vi)	€89 million of income taxes paid.

Operating Activities - Nine Months Ended September 30, 2017

Our cash flows from operating activities for the nine months ended September 30, 2017 were €507 million, primarily the result of:

(i)
profit before taxes of €556 million adjusted for €197 million for depreciation and amortization expense, €30 million related to other net non-cash expenses, result from investments and net gains on disposals of property, plant and equipment, €25 million related to net finance costs and €21 million in provision accruals, partially offset by

(ii)
€96 million related to cash absorbed from net working capital, driven by cash absorbed from inventories of €55 million in line with projected volume growth, and cash absorbed from trade payables of €41 million due to seasonality and the scheduled summer shutdown;

(iii)	€47 million related to cash absorbed from receivables from financing activities;

(iv)
€40 million relating to cash absorbed by the change in other operating assets and liabilities, primarily attributable to the release of advances on the LaFerrari Aperta and prepaid expenses, partially offset by the increase in genuine maintenance;

(v)	€28 million of net finance costs paid; and

(vi)	€111 million of income taxes paid.

Investing Activities - Nine Months Ended September 30, 2018
Our cash flows used in investing activities for the nine months ended September 30, 2018 were €403 million and were comprised of (i) €180 million of additions to property, plant and equipment, primarily related to plant and machinery for new models and (ii) €223 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Investing Activities - Nine Months Ended September 30, 2017

Our cash flows used in investing activities for the nine months ended September 30, 2017 were €239 million and were comprised of (i) €122 million of additions to property, plant and equipment, primarily related to the plant and machinery for new models and assets under construction; and (ii) €128 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs, partially offset by (iii) €8 million of proceeds from exercising the Delta Topco option and (iv) €3 million of proceeds from disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Financing Activities - Nine Months Ended September 30, 2018

For the nine months ended September 30, 2018, net cash used in financing activities was €110 million, primarily the result of:

(i)	€133 million dividends paid to owners of the parent;

(ii)	€30 million paid to repurchase common shares under the Company’s share buyback program;

(iii)	€12 million related to the net change in other debt;

(iv)	€2 million related to the net change in other bank borrowings; and

(v)	€2 million of dividends paid to non-controlling interests;

partially offset by:

(vi)	€69 million of proceeds net of repayments related to our revolving securitization programs in the U.S..

Financing Activities - Nine Months Ended September 30, 2017

For the nine months ended September 30, 2017, net cash used in financing activities was €99 million, primarily the result of:

(i)	€120 million cash distribution of reserves;

(ii)	€100 million repayment of the Term Loan;

(iii)	€11 million related to the net change in other debt; and

(iv)	€1 million of dividends paid to non-controlling interests;

partially offset by

(v)	€126 million of proceeds net of repayments related to our revolving securitization programs in the U.S., and

(vi)	€7 million related to the net change in other bank borrowings.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the nine months ended September 30, 2018 were €403 million and €250 million for the nine months ended September 30, 2017.

The following table sets forth a breakdown of capital expenditures by category for each of the nine months ended September 30, 2018 and 2017:

	For the nine months ended September 30,
	2018	2017
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	216	119
Patents, concessions and licenses	6	7
Other intangible assets	1	2
Total intangible assets	223	128
Property, plant and equipment
Industrial buildings	12	3
Plant, machinery and equipment	50	52
Other assets	5	6
Advances and assets under construction	113	61
Total property, plant and equipment	180	122
Total capital expenditures	403	250

Intangible assets

Our capital expenditures in intangible assets were €223 million and €128 million for the nine months ended September 30, 2018 and 2017, respectively, the most significant component of which related to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

The increase in externally acquired and internally generated development costs reflects the gradual introduction of hybrid technology in both our sports and GT cars. We believe hybrid technology will be key to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting.

For the nine months ended September 30, 2018 we invested €216 million in externally acquired and internally generated development costs, of which €163 million related to the development of models to be launched in future years, €45 million related to components and €8 million related to the development of models in our current product portfolio.

For the nine months ended September 30, 2017 we invested €119 million in externally acquired and internally generated development costs, of which €77 million related to the development of models to be launched in future years and €42 million primarily related to the development of range and special series cars and components.

Property, plant and equipment

Our capital expenditures in property, plant and equipment were €180 million and €122 million for the nine months ended September 30, 2018 and 2017, respectively. Our most significant investments generally relate to plant, machinery and equipment for our car production and engine assembly lines, as well as advances and assets under construction related to investments in industrial tools used for the production of cars.

Investments in plant, machinery and equipment amounted to €50 million and €52 million for the nine months ended September 30, 2018 and 2017, respectively. For the nine months ended September 30, 2018 investments in plant, machinery and equipment of €50 million were composed of €25 million principally related to industrial tools needed for the production of cars, €17 million related to investments in car production lines, €6 million related to our personalization programs, and €2 million related to engine assembly lines. For the nine months ended September 30, 2017 investments in plant, machinery and equipment of €52 million were composed of €40 million related to investments in industrial tooling needed for the production of cars, €9 million related to our personalization programs, and €3 million related to engine assembly lines.

Advances and assets under construction, which amounted to €113 million and €61 million for the nine months ended September 30, 2018 and 2017 respectively, primarily related to investments in industrial tools needed for the production of new models. The increase in capital expenditures in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future launches.

Net Debt and Net Industrial Debt

Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans.

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at September 30, 2018 and December 31, 2017.

	At September 30,	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	753	648
Total liquidity	753	648
Bonds	(1,195)	(1,194)
Securitizations	(649)	(556)
Borrowings from banks	(37)	(38)
Other debt	(6)	(18)
Total debt	(1,887)	(1,806)
Net Debt	(1,134)	(1,158)
Funded portion of the self-liquidating financial receivables portfolio	762	685
Net Industrial Debt	(372)	(473)

For further details on total debt, see Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

Cash and cash equivalents amounted to €753 million at September 30, 2018 compared to €648 million at December 31, 2017. The increase in cash and cash equivalents was primarily driven by Free Cash Flow from Industrial Activities and proceeds from our securitization programs, partially offset by dividends paid to owners of the parent and non-controlling interests and consideration paid to repurchase common shares under the share buyback program. See “Free Cash Flow and Free Cash Flow from Industrial Activities” and “Cash Flows” for further details.

Approximately 70 percent of our cash and cash equivalents were denominated in Euro at September 30, 2018 (approximately 67 percent at December 31, 2017). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €90 million at September 30, 2018 (€66 million at December 31, 2017), is subject to certain repatriation restrictions and may only be repatriated as dividends. Based on our review, we do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At September 30,	At December 31,
	2018	2017
	(€ million)
Euro	529	435
U.S. Dollar	87	88
Chinese Yuan	85	62
Japanese Yen	27	26
Other currencies	25	37
Total	753	648

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €36 million at September 30, 2018 (€28 million at December 31, 2017).

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at September 30, 2018 was €1,253 million (€1,148 million at December 31, 2017).

The following table summarizes our total available liquidity:

	At September 30,	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	753	648
Undrawn committed credit lines	500	500
Total available liquidity	1,253	1,148

The undrawn committed credit lines relates to a revolving credit facility. See “The Facility” in Note 23 “Debt” in the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the nine months ended September 30, 2018 and 2017.

	For the nine months ended September 30,
	2018	2017
	(€ million)
Cash flows from operating activities	619	507
Cash flows used in investing activities (*)	(403)	(239)
Free Cash Flow	216	268
Change in the self-liquidating financial receivables portfolio	71	47
Free Cash Flow from Industrial Activities	287	315
_____________________________

(*)
Cash flows used in investing activities for the nine months ended September 30, 2017 are net of €8 million of proceeds from exercising the Delta Topco option. The Group exercised the Delta Topco option as a result of the sale in January 2017 of Delta Topco (a company belonging to the Formula 1 Group) to Liberty Media Corporation, following which the Group subsequently received a combination of cash, Liberty Media Corporation shares and Liberty Media Corporation exchangeable notes.

Free Cash Flow for the nine months ended September 30, 2018 was €216 million, a decrease of €52 million compared to €268 million for the nine months ended September 30, 2017. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the nine months ended September 30, 2018 was €287 million, a decrease of €27 million compared to €315 million for the nine months ended September 30, 2017. The decrease in Free Cash Flow from Industrial Activities was primarily attributable to an increase in capital expenditures, partially offset by an increase in Adjusted EBITDA, a positive change in working capital and a decrease in income taxes paid primarily due to an increase in the cap for eligible research and development costs.

Recent Developments

On September 18, 2018, we outlined the plans and initiatives to achieve our key financial targets and our financial policy to 2022, including the following:

•	Continued focus on the strategic pillars of our product offering: sports range, GT range, special series, and the new pillar of our offering, the Icona, which will always be strictly limited;

•
Significant investments in capital expenditure to expand and broaden our product portfolio, which will include the introduction of several new model launches between 2019 and 2022 and the integration of hybrid powertrains into a significant percentage of models by 2022;

•	Drive profitability through pricing and mix, as well as volumes, allowing us to achieve increasing margins;

•	Significant industrial free cash flow generation and continual shareholder remuneration through a combination of both dividends and share buybacks.

Outlook

2018 Updated Guidance

•	Shipments > 9,000 including hypercars

•	Net revenues > €3.4 billion

•	Adjusted EBITDA ≥ €1.1 billion

•	Net Industrial Debt < €350 million, including dividends already distributed to the holders of common shares and excluding any share repurchase

•	Capital Expenditures ~ €650 million

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three and nine months ended September 30, 2018 and 2017
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2018	2017	2018	2017
		(€ thousand)
Net revenues	6	838,180	835,915	2,574,836	2,576,957
Cost of sales	7	400,994	395,710	1,223,202	1,251,626
Selling, general and administrative costs	8	86,874	90,585	240,265	254,795
Research and development costs	9	143,634	147,339	482,435	482,286
Other expenses/(income), net	10	4,160	588	(421)	8,864
Result from investments		604	596	1,950	1,809
EBIT		203,122	202,289	631,305	581,195
Net financial expenses	11	6,286	8,097	15,075	24,910
Profit before taxes		196,836	194,192	616,230	556,285
Income tax (benefit)/expense	12	(91,001)	53,650	19,719	155,760
Net profit		287,837	140,542	596,511	400,525
Net profit attributable to:
Owners of the parent		286,922	140,146	594,827	399,750
Non-controlling interests		915	396	1,684	775

Basic earnings per common share (in €)	13	1.52	0.74	3.15	2.11
Diluted earnings per common share (in €)	13	1.51	0.74	3.14	2.11

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2018 and 2017
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2018	2017	2018	2017
		(€ thousand)
Net profit		287,837	140,542	596,511	400,525
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments	20	1,698	(4,290)	(11,146)	43,381
Exchange differences on translating foreign operations	20	281	(4,923)	4,213	(15,572)
Related tax impact	20	(473)	1,197	3,110	(12,103)
Total items that may be reclassified to the consolidated income statement in subsequent periods		1,506	(8,016)	(3,823)	15,706
Total other comprehensive income/(loss), net of tax	20	1,506	(8,016)	(3,823)	15,706
Total comprehensive income		289,343	132,526	592,688	416,231
Total comprehensive income attributable to:
Owners of the parent		288,566	132,198	591,112	415,795
Non-controlling interests		777	328	1,576	436

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at September 30, 2018 and at December 31, 2017
(Unaudited)

	Note	At September 30, 2018	At December 31, 2017
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	567,938	440,456
Property, plant and equipment	15	776,784	710,260
Investments and other financial assets	16	32,451	30,038
Deferred tax assets		59,520	94,091
Total non-current assets		2,221,875	2,060,027
Inventories	17	384,438	393,765
Trade receivables	18	207,225	239,410
Receivables from financing activities	18	829,937	732,947
Current tax receivables	18	130,864	6,125
Other current assets	18	73,920	45,441
Current financial assets	19	13,137	15,683
Cash and cash equivalents		753,362	647,706
Total current assets		2,392,883	2,081,077
Total assets		4,614,758	4,141,104

Equity and liabilities
Equity attributable to owners of the parent		1,226,048	778,678
Non-controlling interests		4,794	5,258
Total equity	20	1,230,842	783,936

Employee benefits		83,409	84,159
Provisions	22	182,239	197,392
Deferred tax liabilities		9,820	10,977
Debt	23	1,887,553	1,806,181
Other liabilities	24	621,148	620,350
Other financial liabilities	19	8,358	1,444
Trade payables	25	546,858	607,505
Current tax payables		44,531	29,160
Total equity and liabilities		4,614,758	4,141,104

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2018 and 2017
(Unaudited)

	For the nine months ended September 30,
	2018	2017
	(€ thousand)
Cash and cash equivalents at beginning of the period	647,706	457,784
Cash flows from operating activities:
Profit before taxes	616,230	556,285
Amortization and depreciation	210,142	196,900
Provision accruals	6,662	21,901
Result from investments	(1,950)	(1,809)
Net finance costs	15,075	24,910
Other non-cash expenses, net	28,261	34,469
Net gains on disposal of property, plant and equipment and intangible assets	(138)	(2,379)
Change in inventories	5,200	(54,917)
Change in trade receivables	32,670	(417)
Change in trade payables	(62,769)	(40,895)
Change in receivables from financing activities	(71,748)	(47,116)
Change in other operating assets and liabilities	(59,161)	(40,364)
Finance income received	1,725	3,652
Finance costs paid	(11,916)	(31,937)
Income tax paid	(89,109)	(110,548)
Total	619,174	507,735
Cash flows used in investing activities:
Investments in property, plant and equipment	(180,196)	(122,040)
Investments in intangible assets	(223,280)	(127,850)
Proceeds from the sale of property, plant and equipment and intangible assets	654	2,425
Proceeds from exercising the Delta Topco option	—	8,307
Total	(402,822)	(239,158)
Cash flows used in financing activities:
Proceeds from securitizations net of repayments	69,321	126,066
Net change in bank borrowings	(2,009)	6,617
Repayment of Term Loan	—	(99,670)
Net change in other debt	(12,171)	(10,873)
Dividends paid to owners of the parent	(133,095)	—
Dividends paid to non-controlling interest	(2,040)	(1,218)
Cash distribution of reserves	—	(119,985)
Share buyback	(30,131)	—
Total	(110,125)	(99,063)
Translation exchange differences	(571)	(8,424)
Total change in cash and cash equivalents	105,656	161,090
Cash and cash equivalents at end of the period	753,362	618,874

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2018 and 2017
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2016	2,504	302,336	(18,780)	46,823	(7,888)	324,995	4,810	329,805
Net profit	—	399,750	—	—	—	399,750	775	400,525
Other comprehensive income/(loss)	—	—	31,278	(15,233)	—	16,045	(339)	15,706
Cash distribution of reserves	—	(119,985)	—	—	—	(119,985)	—	(119,985)
Dividends to non-controlling interests	—	—	—	—	—	—	(1,218)	(1,218)
Share-based compensation	—	25,056	—	—	—	25,056	—	25,056
At September 30, 2017	2,504	607,157	12,498	31,590	(7,888)	645,861	4,028	649,889

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2017	2,504	746,341	6,434	31,814	(8,415)	778,678	5,258	783,936
Net profit	—	594,827	—	—	—	594,827	1,684	596,511
Other comprehensive (loss)/income	—	—	(8,036)	4,321	—	(3,715)	(108)	(3,823)
Dividends to owners of the parent	—	(133,939)	—	—	—	(133,939)	—	(133,939)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,040)	(2,040)
Share buyback	—	(30,131)	—	—	—	(30,131)	—	(30,131)
Share-based compensation	—	20,328	—	—	—	20,328	—	20,328
At September 30, 2018	2,504	1,197,426	(1,602)	36,135	(8,415)	1,226,048	4,794	1,230,842

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 166 authorized dealers operating 190 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 18 Ferrari-owned stores and 21 franchised stores (including 6 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through cooperation and other agreements, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotional activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on November 5, 2018, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2017 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2017, except as described in the section “New standards and amendments effective from January 1, 2018”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

New standards and amendments effective from January 1, 2018
The following new standards and amendments effective from January 1, 2018 were adopted by the Group.
IFRS 15 - Revenue from Contracts with Customers

IFRS 15 applies to all revenues arising from contracts with customers (unless those contracts are in the scope of other standards) and replaces IAS 18 - Revenue, IAS 11 - Construction Contracts and related interpretations. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The new standard establishes a five step model to recognize revenue in accordance with this core principle. The Group adopted IFRS 15 and related amendments using the modified retrospective approach with the cumulative effect of initial adoption (if any) recognized at the date of initial application of January 1, 2018. The Group analyzed each of its revenue streams by applying the five-step model and concluded that its accounting for revenue under IFRS 15 did not result in the recognition of a cumulative adjustment to opening retained earnings under the modified retrospective approach, nor did it have a material effect on the Group’s financial position or results of operations. The Group’s updated revenue accounting policy is provided below.

Revenue recognition

The Group adopted IFRS 15 using the modified retrospective method as applied to customer contracts that were not completed as of January 1, 2018. As a result, financial information for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while comparative financial information has not been adjusted and continues to be reported in accordance with the Group’s historical accounting policy for revenue recognition prior to the adoption of IFRS 15.

Revenue is recognized when control over a product or service is transferred to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods or services to the customer and excludes any sales incentives as well as taxes collected from customers that are remitted to government authorities. The transaction price will include estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. The Group enters into contracts that may include both products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The Group generates revenue from the sale of cars, spare parts and engines as well as from sponsorship, commercial and brand activities. The Group accounts for a contract with a customer when there is a legally enforceable contract between the Group and the customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. Payments from customers are typically due within 30 and 40 days of invoicing.

The Group does not recognize any assets associated with the incremental costs of obtaining a contract with a customer that are expected to be recovered. The majority of revenue is recognized at a point-in-time or over a period of one year or less, and the Group applies the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would otherwise be recognized is one year or less.

Cars, spare parts and engines

The sales of cars, spare parts and engines have multiple performance obligations that include products, services, or a combination of products and services as contracts may include maintenance programs and extended warranties that are separately priced or not separately priced. Contracts may also include variable consideration for discounts such as sales incentives and performance based bonuses and product returns. The cost of incentives is estimated at the inception of a contract at the expected amount that will ultimately be paid and is recognized as a reduction to revenue at the time of the sale. Revenues recognized are limited to the amount of consideration the Group expects to receive. The Group allocates the transaction price to the performance obligations based on the stand alone selling prices (SSP) for each obligation. When the SSP does not exist, the Group estimates the SSP based on the adjusted market approach.

Revenues for the sale of cars, spare parts and engines are recognized at a point in time when control of the cars, spare parts or engines is transferred to the customer based on shipping terms, which generally corresponds to the date when the cars, spare parts and engines are released to the carrier responsible for transportation to dealers or Maserati. Revenues relating to the maintenance program or extended warranty are recognized over time as the maintenance program or extended warranty is provided. Revenues from the supply of engines and related services to other Formula 1 racing teams are recognized over time on a time and materials basis when the services are provided.

Management has exercised judgment in determining performance obligations, variable consideration, allocation of transaction price and the timing of revenue recognition.

Sponsorship, commercial and brand activities

Revenues from sponsorship agreements are generally recognized ratably over the contract term as the customer benefits from the service throughout the service period. For sponsorship agreements that contain variable consideration based on performance of the racing team, the related revenues are estimated and recognized over the relevant period to the extent that it is highly probable that a significant reversal in the amount of the cumulative revenue recognized will not occur, which is typically when it is considered highly probable that the related conditions associated with the variable consideration will be achieved.

Revenues from commercial activities primarily relate to the revenues from participating in the Formula 1 World Championship. The revenues attributable to each racing team are governed by a specific agreement and depend upon, among other factors, the prior year ranking of each of the racing teams. Revenues of the commercial activities are recognized ratably over the contract term.

Revenues from brand licensing agreements where the customer has a right to access the Group’s brands or the contract includes minimum guaranteed payments are recognized on a straight-line basis over the contract term. Licensing revenues in excess of the minimum guaranteed payments are recognized when the related conditions are satisfied. Revenues from sales-based licensing agreements are recognized when the sales occur.

Management has exercised judgment in determining variable consideration.

Other revenues

Interest income generated by our financial service activities from the provision of client and dealer financing is reported within revenues using the effective interest rate method and not within net financial income/expenses.

IFRS 9 - Financial Instruments

The Group adopted IFRS 9 - Financial Instruments, which includes a logical approach for:

•	the classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held;

•	a single “expected loss” impairment model for financial assets, and

•	a substantially reformed approach for hedge accounting.

The Group analyzed each of its classes of financial assets, financial liabilities and derivative instruments and concluded that its accounting for financial instruments under IFRS 9 does not result in material changes compared to its accounting for financial instruments under IAS 39, therefore, there was no impact on the Group’s consolidated financial statements upon initial adoption of the standard and related amendments. The Group’s updated financial instruments accounting policy is provided below.

Financial instruments

Presentation

Current financial assets include trade receivables, receivables from financing activities, derivative financial instruments, other current financial assets and cash and cash equivalents.

Investments and other financial assets include investments accounted for using the equity method as well as other securities and non-current financial assets.

Financial liabilities include debt (which primarily includes bonds, securitizations and borrowings from banks), trade payables and other financial liabilities, which mainly include derivative financial instruments.

Measurement

Financial assets, other than investments accounted for using the equity method, and financial liabilities are measured in accordance with IFRS 9.

Except for investments accounted for using the equity method, the Group initially measures financial assets at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs.

Equity instruments held by the Group are recognized at fair value through profit or loss. When market prices are not directly available, the fair value is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

Trade receivables and receivables from financing activities are originated in the ordinary course of business and held within a business model with the objective to hold the receivables in order to collect contractual cash flows that meet the ‘solely payments of principal and interest’ criterion under IFRS 9, therefore they are measured at amortized cost using the effective interest rate method. Receivables with maturities greater than one year are discounted to present value. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of financial assets may be impaired. Under IFRS 9, a forward-looking expected credit loss model must be applied when assessing impairment. In making impairment assessments, the Group applies the standard simplified approach to estimate the lifetime expected credit losses and considers its historical credit loss experience, adjusted for forward-looking factors specific to the nature of the Group’s receivables and economic environment. If any such evidence exists, an impairment loss is recognized within financial expenses.

Financial liabilities, with the exception of derivative financial instruments, are measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivative financial instruments are used for economic hedging purposes only in order to reduce currency risks. Derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

Cash flow hedges - Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss). The cumulative gain or loss is reclassified from other comprehensive income/(loss) to the consolidated income statement at the same time as the economic effect arising from the hedged item affects the consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the consolidated income statement immediately within net financial income/expenses. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income/(loss) and is recognized in the consolidated income statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income/(loss) is recognized in the consolidated income statement immediately.

The Group does not use fair value hedges or hedges of a net investment.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately within financial expenses.

Transfers of financial assets

The Group sells certain of its trade receivables through factoring transactions without recourse. In addition, the Group sells certain of its receivables from financing activities under securitization programs. Securitization transactions involve the sale, on a non-recourse basis, of a financial receivables portfolio to a special purpose vehicle, which in turn finances the purchase of such financial receivables by issuing asset-backed securities in the form of notes whose repayment of principal and interest depends on the cash flows generated by the related financial receivables.

The Group derecognizes the financial assets when, and only when, the contractual rights and risks to the cash flows arising from the related financial assets are no longer held or the Group has transferred the financial assets. In the case of a transfer of financial assets, if the Group transfers substantially all the risks and rewards of ownership of the financial assets, it derecognizes such assets and separately recognizes as assets or liabilities any rights and obligations created or retained in the transfer. On derecognition of financial assets, the difference between the carrying amount of the assets and the consideration received or receivable for the transfer of the assets is recognized within cost of sales in the consolidated income statement.

Amendments to IFRS 2 - Share-Based Payment

The Group adopted Amendments to IFRS 2 - Share-Based Payment. The amendments provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Group has applied the amendments to share-based payment transactions under the Group’s equity incentive plan that contains a net settlement feature for withholding tax obligations, resulting in such transactions being classified in their entirety as equity-settled. There were no other effects from the adoption of these amendments.

IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration

The Group adopted IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration. The interpretation addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective on or after January 1, 2018. There was no effect from the adoption of this interpretation.

Annual Improvements to IFRSs 2014-2016 Cycle

The Group adopted Annual Improvements to IFRSs 2014-2016 Cycle. The improvements have amended two standards with effective date of January 1, 2018: i) IFRS 1 - First-time Adoption of International Financial Reporting Standards and ii) IAS 28 - Investments in Associates and Joint Ventures. The amendments clarify, correct or remove redundant wording in the related IFRS Standards. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2019 or subsequent years are listed below:

In January 2016 the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and, instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also applied. The Group will not early adopt the standard and is currently evaluating the method of implementation and impact of adoption.

In May 2017 the IASB issued IFRS 17 - Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2021 with early adoption allowed if IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments are also applied. The Group does not expect any impact from the adoption of this standard.

In June 2017 the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments which provides requirements regarding how to reflect uncertainties in accounting for income taxes. The interpretation is effective on or after January 1, 2019. The Group is currently evaluating the impact of adoption of this interpretation.

In October 2017 the IASB issued Amendments to IFRS 9 - Financial Instruments that allow, under certain conditions, for a prepayable financial asset with negative compensation payments to be measured at amortized cost or at fair value through other comprehensive income. The final amendments also contain a clarification relating to the accounting for a modification or exchange of a financial liability measured at amortized cost that does not result in the derecognition of the financial liability. The amendments are effective on or after January 1, 2019. The Group does not expect any impact from the adoption of these amendments.

In October 2017 the IASB issued amendments to IAS 28 - Long Term Interests in Associates and Joint Ventures to clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendment is effective on or after January 1, 2019. The Group does not expect a material impact from the adoption of these amendments.

In December 2017 the IASB issued Annual Improvements to IFRSs 2015 - 2017 Cycle, which has amendments to the following four Standards: IFRS 3 - Business Combinations, in relation to obtaining control of a business which was previously accounted for as an interest in a joint operation, IFRS 11- Joint Arrangements, in relation to obtaining joint control of a business which was previously accounted for as a joint operation, IAS 12 - Income Taxes, clarifying the treatment of taxes in relation to dividend payments and IAS 23 - Borrowing Costs, clarifying the treatment of borrowings which were previously capitalized when the related asset is ready for its intended use or sale. The amendments are effective on or after January 1, 2019. The Group is currently evaluating the impact of adoption of these amendments.

In February 2018 the IASB issued amendments to IAS 19 - Employee Benefits. When there is a change to a defined benefit plan (an amendment, curtailment or settlement) the amendments require that a company use the updated assumptions from the remeasurement of a net defined benefit liability or asset to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. These amendments are effective on or after January 1, 2019. The Group does not expect a material impact from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting

In March 2018 the IASB revised the Conceptual Framework for Financial Reporting, effective immediately for the IASB and the IFRS Interpretations Committee when setting future standards, and effective for annual reporting periods on or after January 1, 2020 for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction, with early application permitted. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. The Group does not expect a material impact from the adoption of the revised Conceptual Framework.

Scope of consolidation

With effect from May 31, 2018, Ferrari Financial Services S.p.A., a fully-owned subsidiary of Ferrari S.p.A., was merged with and into Ferrari S.p.A..

On July 30, 2017 the liquidation process of Ferrari North Europe Limited was completed.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and interest rates) credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 31 of the Consolidated Financial Statements at and for the year ended December 31, 2017.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2018		2017
	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
U.S. Dollar	1.1942	1.1576	1.1140	1.1806	1.1993
Pound Sterling	0.8841	0.8873	0.8732	0.8818	0.8872
Swiss Franc	1.1611	1.1316	1.0951	1.1457	1.1702
Japanese Yen	130.9253	131.2300	124.6813	132.8200	135.0100
Chinese Yuan	7.7789	7.9662	7.5766	7.8534	7.8044
Australian Dollar	1.5761	1.6048	1.4539	1.5075	1.5346
Canadian Dollar	1.5372	1.5064	1.4546	1.4687	1.5039
Singapore Dollar	1.6003	1.5839	1.5470	1.6031	1.6024
Hong Kong Dollar	9.3628	9.0579	8.6771	9.2214	9.3720

6. NET REVENUES
Net revenues are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ thousand)
Revenues from:
Cars and spare parts	616,413	605,122	1,898,477	1,855,389
Engines	70,284	87,756	226,858	292,148
Sponsorship, commercial and brand	127,771	123,574	379,514	369,834
Other	23,712	19,463	69,987	59,586
Total net revenues	838,180	835,915	2,574,836	2,576,957
Other net revenues primarily include interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.

7. COST OF SALES
Cost of sales for the three months ended September 30, 2018 and 2017 amounted to €400,994 thousand and €395,710 thousand, respectively, and for the nine months ended September 30, 2018 and 2017 amounted to €1,223,202 thousand and €1,251,626 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, of which the cost of materials, components and labor are the most significant elements. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended September 30, 2018 and 2017 amounted to €8,432 thousand and €4,933 thousand, respectively, and for the nine months ended September 30, 2018 and 2017 amounted to €23,012 thousand and €14,022 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling costs for the three months ended September 30, 2018 and 2017 amounted to €44,091 thousand and €53,953 thousand, respectively, and for the nine months ended September 30, 2018 and 2017 amounted to €123,566 thousand and €138,767 thousand, respectively, and mainly consist of costs for marketing and events, sales personnel and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs for the three months ended September 30, 2018 and 2017 amounted to €42,783 thousand and €36,632 thousand, respectively, and for the nine months ended September 30, 2018 and 2017 amounted to €116,699 thousand and €116,028 thousand, respectively, consisting mainly of administrative expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ thousand)
Research and development costs expensed during the period	112,950	124,082	397,472	404,014
Amortization of capitalized development costs	30,684	23,257	84,963	78,272
Total research and development costs	143,634	147,339	482,435	482,286
The main component of research and development costs expensed during the period related to research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology and Formula 1 developments. Research and development costs also include amortization of capitalized development costs.
10. OTHER EXPENSES/(INCOME), NET
Other expenses, net for the three months ended September 30, 2018 included other expenses of €5,106 thousand (€1,954 thousand for the three months ended September 30, 2017), mainly related to provisions and indirect taxes, partially offset by other income of €946 thousand (€1,366 thousand for the three months ended September 30, 2017), mainly related to rental income and other miscellaneous income.

Other income, net for the nine months ended September 30, 2018 included other income of €13,611 thousand, partially offset by other expenses of €13,190 thousand. Other expenses, net for the nine months ended September 30, 2017 included other expenses of €15,094 thousand, partially offset by other income of €6,230 thousand. Other income was mainly related to rental income and other miscellaneous income, and other expenses were mainly related to indirect taxes and other miscellaneous expenses. Other income for the nine months ended September 30, 2018 also included income related to a pronouncement on a prior year’s legal dispute.

11. NET FINANCIAL EXPENSES

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ thousand)
Financial income
Related to:
Industrial companies (A)	5,696	115	25,302	5,793
Financial services companies (reported within net revenues)	13,350	9,104	38,067	27,674

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial companies (B)	(11,982)	(8,212)	(40,377)	(30,703)
Financial services companies (reported within cost of sales)	(8,432)	(4,933)	(23,012)	(14,022)

Net financial expenses relating to industrial companies (A - B)	(6,286)	(8,097)	(15,075)	(24,910)
Net financial expenses primarily related to interest expenses on debt, and in particular interest expenses on bonds, as well as net foreign exchange losses.

12. INCOME TAX (BENEFIT)/EXPENSE
Income tax (benefit)/expense is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ thousand)
Current tax expense	29,320	47,164	122,570	164,330
Deferred tax expense/(income)	20,187	6,828	36,990	(7,634)
Taxes relating to prior periods	(140,508)	(342)	(139,841)	(936)
Total income tax (benefit)/expense	(91,001)	53,650	19,719	155,760
Income tax benefit amounted to €91,001 thousand for the three months ended September 30, 2018 compared to income tax expense of €53,650 thousand for the three months ended September 30, 2017, and income tax expenses of €19,719 thousand for nine months ended September 30, 2018 compared to €155,760 thousand for the nine months ended September 30, 2017.

Income taxes for the three and nine months ended September 30, 2018 were impacted by the application of the Patent Box tax regime. In September 2018, the Group signed an agreement with the Italian Revenue Agency in relation to the Patent Box tax regime, which provides a tax benefit for companies that generate income through the use, both direct and indirect, of copyrights, patents, trademarks, designs and know-how. The agreement relates to the five-year period from 2015 to 2019. The Group applied the Patent Box tax regime for the calculation of income taxes starting in the third quarter of 2018. The Patent Box tax benefit relating to years 2015 to 2017, amounting to €140,559 thousand, was presented within taxes relating to prior periods, of which €139,187 thousand was from direct and €1,372 thousand was from indirect use of copyrights, patents, trademarks, designs and know-how.

The effective tax rate (net of IRAP) was 0.3 percent for the nine months ended September 30, 2018 compared to 24.4 percent for the nine months ended September 30, 2017, mainly attributable to the positive impact of the Patent Box benefit relating to the years 2015 to 2017 as well as the positive impact of the Patent Box related to the 2018 fiscal year.

IRAP (current and deferred) for the nine months ended September 30, 2018 and 2017 amounted to €17,750 thousand and €19,804 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the nine months ended September 30, 2018 and 2017, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position where these may be offset.

13. EARNINGS PER SHARE
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended September 30,		For the nine months ended September 30,
		2018	2017	2018	2017
Profit attributable to owners of the parent	€ thousand	286,922	140,146	594,827	399,750
Weighted average number of common shares	thousand	188,646	188,954	188,712	188,951
Basic earnings per common share		€1.52	0.74	3.15	2.11

Diluted earnings per share
For the three and nine months ended September 30, 2018, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the equity incentive plan. For the three and nine months ended September 30, 2017 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan and (ii) the potential common shares that would be issued for the Non-Executive Directors’ compensation agreement. See Note 21 for additional details on the equity incentive plan.

The following table provides the amounts used in the calculation of diluted earnings per share for the three and nine months ended September 30, 2018 and 2017:

		For the three months ended September 30,		For the nine months ended September 30,
		2018	2017	2018	2017
Profit attributable to owners of the parent	€ thousand	286,922	140,146	594,827	399,750
Weighted average number of common shares for diluted earnings per common share	thousand	189,434	189,759	189,500	189,759
Diluted earnings per common share		€1.51	0.74	3.14	2.11

14. INTANGIBLE ASSETS

	Balance at December 31, 2017	Additions	Disposals	Amortization	Translation differences and other	Balance at September 30, 2018
	(€ thousand)
Intangible assets	440,456	223,280	—	(95,885)	87	567,938

Additions of €223,280 thousand for the nine months ended September 30, 2018 primarily related to externally acquired and internally generated development costs for new and existing models.
15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2017	Additions	Disposals	Depreciation	Translation differences and other	Balance at September 30, 2018
	(€ thousand)
Property, plant and equipment	710,260	180,196	(516)	(114,257)	1,101	776,784
Additions of €180,196 thousand for the nine months ended September 30, 2018 were mainly comprised of additions to plant, machinery and equipment, as well as advances and assets under construction.

At September 30, 2018, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €148,408 thousand (€37,844 thousand at December 31, 2017).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At September 30, 2018	At December 31, 2017
	(€ thousand)
Investments accounted for using the equity method	25,255	23,340
Other securities and financial assets	7,196	6,698
Total investments and other financial assets	32,451	30,038

Investments accounted for using the equity method
Investments accounted for using the equity method relate to the Group’s investment in FFS GmbH and changes were as follows:

(€ thousand)
Balance at January 1, 2018	23,340
Proportionate share of net profit for the period from January 1, 2018 to September 30, 2018	1,950
Other changes	(35)
Balance at September 30, 2018	25,255

Other securities and financial assets
Other securities and financial assets primarily include the Liberty Shares obtained as a result of exercising the Delta Topco option, which was exercised as a result of the sale of Delta Topco (a company belonging to the Formula 1 Group responsible for the promotion of the Formula 1 World Championship) to Liberty Media Corporation in January 2017. The Liberty Shares are measured at fair value and amounted to €6,193 thousand at September 30, 2018 (€5,705 thousand at December 31, 2017).

17. INVENTORIES

	At September 30, 2018	At December 31, 2017
	(€ thousand)
Raw materials	110,750	99,225
Semi-finished goods	89,018	87,678
Finished goods	184,670	206,862
Total inventories	384,438	393,765
The amount of inventory writedowns recognized as an expense within cost of sales was €7,024 thousand and €8,117 thousand for the nine months ended September 30, 2018 and 2017, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At September 30, 2018	At December 31, 2017
	(€ thousand)
Receivables from financing activities	829,937	732,947
Trade receivables	207,225	239,410
Current tax receivables	130,864	6,125
Other current assets	73,920	45,441
Total	1,241,946	1,023,923
The increase in current tax receivables is primarily attributable to the Patent Box benefit. See Note 12.
Receivables from financing activities
Receivables from financing activities are as follows:

	At September 30, 2018	At December 31, 2017
	(€ thousand)
Client financing	801,201	704,014
Dealer financing	28,736	28,933
Total	829,937	732,947
The increase in client financing is primarily attributable to an increase in the financial receivables portfolio in the U.S..
19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At September 30, 2018	At December 31, 2017
	(€ thousand)
Financial derivatives	6,389	11,686
Other financial assets	6,748	3,997
Current financial assets	13,137	15,683

Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives. The following table provides the analysis of derivative assets and liabilities at September 30, 2018 and December 31, 2017.

	At September 30, 2018		At December 31, 2017
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	2,484	(7,067)	8,848	(1,136)
Total cash flow hedges	2,484	(7,067)	8,848	(1,136)
Other foreign exchange derivatives	552	(1,291)	1,729	(308)
Interest rate caps	3,353	—	1,109	—
Derivatives assets/(liabilities)	6,389	(8,358)	11,686	(1,444)
Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.
20. EQUITY
Share capital
At September 30, 2018 and December 31, 2017 the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At September 30, 2018, the Company had 5,277,481 common shares and 4,674 special voting shares held in treasury, while at December 31, 2017 the Company had 4,969,625 common shares and 4,099 special voting shares held in treasury. The increase in common shares held in treasury reflects the repurchase of shares by the Company through its share buyback program.
The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the nine months ended September 30, 2018:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2017	188,953,874	56,493,519	245,447,393
Shares repurchased under share buyback program(1)	(307,856)	—	(307,856)
Other changes(2)	—	(575)	(575)
Balance at September 30, 2018	188,646,018	56,492,944	245,138,962
_______________________________________

(1)	Includes shares repurchased between January 1, 2018 and September 30, 2018 based on the transaction trade date.

(2)	Relates to the deregistration of special voting shares from the loyalty register.

The loyalty voting structure

The purpose of the loyalty voting structure is to reward ownership of the Company’s common shares and to promote stability of the Company’s shareholder base by granting long-term shareholders of the Company with special voting shares. Exor N.V. (“Exor”) and Piero Ferrari participate in the Company’s loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchased common shares in the initial public offering may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves

Retained earnings and other reserves includes a share premium reserve of €5,768,544 thousand at September 30, 2018 and at December 31, 2017. The share premium reserve originated from the Restructuring. For more information on the Restructuring, please refer to the Consolidated Financial Statements.

At September 30, 2018, the Company has recognized a cumulative amount of €48,507 thousand as an increase to other reserves for the PSU awards and RSU awards under the Group’s equity incentive plan (€28,179 thousand at December 31, 2017). See Note 21.

Equity-settled Non-Executive Directors’ compensation of €399 thousand was recognized as an increase to other reserves for the nine months ended September 30, 2017. There was no equity-settled Non-Executive Directors compensation for the nine months ended September 30, 2018.
On February 9, 2018, the Company announced its intention to launch a share buyback program. The program is intended to optimize the capital structure of the Company. Shares repurchased may be used to meet the Company’s obligations arising from the equity incentive plan approved in 2017. As of September 30, 2018, the Company had repurchased 307,856 common shares for a total consideration of €30,131 thousand under the program. No repurchases were made in the three months ended September 30, 2018.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(2,014)	6,233	(6,976)	51,235
Gains/(Losses) on cash flow hedging instruments reclassified to the consolidated income statement	3,712	(10,523)	(4,170)	(7,854)
Gains/(Losses) on cash flow hedging instruments	1,698	(4,290)	(11,146)	43,381
Exchange differences on translating foreign operations arising during the period	281	(4,923)	4,213	(15,572)
Total items that may be reclassified to the consolidated income statement in subsequent periods	1,979	(9,213)	(6,933)	27,809
Total other comprehensive income/(loss)	1,979	(9,213)	(6,933)	27,809
Related tax impact	(473)	1,197	3,110	(12,103)
Total other comprehensive income/(loss), net of tax	1,506	(8,016)	(3,823)	15,706
Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effects relating to other comprehensive income/(loss) are as follows:

	For the nine months ended September 30,
	2018			2017
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments	(11,146)	3,110	(8,036)	43,381	(12,103)	31,278
Exchange gains/(losses) on translating foreign operations	4,213	—	4,213	(15,572)	—	(15,572)
Total other comprehensive (loss)/income	(6,933)	3,110	(3,823)	27,809	(12,103)	15,706

21. SHARE-BASED COMPENSATION

In 2017 a total number of approximately 687 thousand performance share units (“PSUs”) and a total number of approximately 119 thousand restricted share units (“RSUs”) were awarded under the Company’s equity incentive plan. The PSUs and RSUs vest in three equal tranches in March 2019, 2020 and 2021. See Note 22 “Share-Based Compensation” to the Consolidated Financial Statements for further details.

In September 2018 the Compensation Committee granted a total of 21 thousand PSU awards and 10 thousand RSU awards to certain key employees under the equity incentive plan. The performance period for these PSUs and RSUs covers 2018 to 2020. The terms and conditions of the awards are consistent with those of the PSUs and RSUs previously awarded.

At September 30, 2018, none of the PSUs or RSUs were vested, and 33 thousand PSUs and 16 thousand RSUs were forfeited. The total number of PSUs and RSUs outstanding at September 30, 2018 were 675 thousand and 113 thousand, respectively.

Total expense for the PSU and RSU awards for the nine months ended September 30, 2018 amounted to €20,328 thousand. At September 30, 2018 unrecognized compensation expense amounted to €7,735 thousand and will be recognized over the remaining vesting period until 2020.

22. PROVISIONS
Provisions are as follows:

	At September 30, 2018	At December 31, 2017
	(€ thousand)
Warranty and recall campaigns provision	115,833	123,136
Legal proceedings and disputes	37,639	50,375
Other risks	28,767	23,881
Total provisions	182,239	197,392
The provision for other risks is related to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.
Movements in provisions are as follows:

	Balance at December 31, 2017	Additional provisions	Utilization	Translation differences and other movements	Balance at September 30, 2018
	(€ thousand)
Warranty and recall campaigns provision	123,136	9,607	(16,993)	83	115,833
Legal proceedings and disputes	50,375	5,140	(17,520)	(356)	37,639
Other risks	23,881	4,829	(883)	940	28,767
Total provisions	197,392	19,576	(35,396)	667	182,239
Utilization of the provision for legal proceedings and disputes mainly relates to a pronouncement on a prior year’s legal dispute.

23. DEBT

	Balance at December 31, 2017	Proceeds from borrowings	Repayments of borrowings	Interest accrued and other	Translation differences	Balance at September 30, 2018
	(€ thousand)
Bonds	1,193,517	—	—	1,487	—	1,195,004
Securitizations	556,276	140,185	(70,864)	153	23,314	649,064
Borrowings from banks	38,059	—	(2,009)	236	1,063	37,349
Other debt	18,329	16,189	(28,360)	—	(22)	6,136
Total debt	1,806,181	156,374	(101,233)	1,876	24,355	1,887,553
Bonds

2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at September 30, 2018 of €497,995 thousand includes accrued interest of €4,063 thousand (€498,894 thousand including €5,938 thousand of accrued interest at December 31, 2017).

2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs. The net proceeds were primarily used to repay the Term Loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at September 30, 2018 of €697,009 thousand includes accrued interest of €1,237 thousand (€694,623 thousand including €221 thousand of accrued interest at December 31, 2017).

Securitizations

Starting in 2016, Ferrari Financial Services Inc has pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. As of September 30, 2018, FFS Inc had the following revolving securitization programs:

•
revolving securitization program for funding, which was increased up to $400 million in July 2018, by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of September 30, 2018 total proceeds net of repayments from the sales of financial receivables under the program were $400 million ($325 million at December 31, 2017). The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding , which was increased up to $250 million in October 2018, by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of September 30, 2018, total proceeds net of repayments from the sales of financial receivables under the program were $216 million ($222 million at December 31, 2017).The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $135 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 120 basis points. As of September 30, 2018 total proceeds net of repayments from the sales of financial receivables under the program were $135 million ($120 million at December 31, 2017). The securitization agreement does not require an interest rate cap.

The funding limits of the revolving securitization programs have been increased since inception as the related receivables portfolios have increased.

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €36,026 thousand at September 30, 2018 (€28,230 thousand at December 31, 2017).

Borrowings from banks

Borrowings from banks at September 30, 2018 mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular (i) €30,490 thousand (€29,189 thousand at December 31, 2017) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at September 30, 2018) and bearing interest at LIBOR plus a range of between 65 and 75 basis points; (ii) other borrowings from banks of €6,859 thousand (€8,870 thousand at December 31, 2017) relating to various short and medium term credit facilities.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of banks (the “Facility”). At inception, the Facility comprised a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. For more information on the FCA Note and the Restructuring please refer to the annual consolidated financial statements at and for the year ended December 31, 2017. In March 2016, the Bridge Loan was fully repaid, primarily using the proceeds from the 2023 Bond (see “Bonds” below). In 2016 and 2017 the Company made scheduled payments and voluntary prepayments, funded in part with the proceeds of the 2021 Bond, described under “Bonds” below, to fully repay the Term Loan.

At September 30, 2018 and at December 31, 2017 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group. The RCF has a maturity of five years from inception of the Facility.

Other debt

Other debt mainly relates to funding for operating activities of the Group.

24. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At September 30, 2018	At December 31, 2017
	(€ thousand)
Deferred income	337,883	274,186
Advances and security deposits	98,575	167,293
Accrued expenses	93,536	77,024
Payables to personnel	33,618	38,488
Social security payables	15,945	20,553
Other	41,591	42,806
Total other liabilities	621,148	620,350

Deferred income primarily includes amounts received under the scheduled maintenance program of €181,823 thousand at September 30, 2018 and €173,646 thousand at December 31, 2017, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at September 30, 2018 and at December 31, 2017 primarily include advances received from clients for the purchase of special series, limited edition and hypercars. Upon shipment of such cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the LaFerrari Aperta.
25. TRADE PAYABLES
Trade payables of €546,858 thousand at September 30, 2018 (€607,505 thousand at December 31, 2017) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2018 and at December 31, 2017:

		At September 30, 2018
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		753,362	—	—	753,362
Investments and other financial assets - Liberty Shares	16	6,193	—	—	6,193
Current financial assets	19	—	6,389	—	6,389
Total assets		759,555	6,389	—	765,944
Other financial liabilities	19	—	8,358	—	8,358
Total liabilities		—	8,358	—	8,358

		At December 31, 2017
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		647,706	—	—	647,706
Investments and other financial assets - Liberty Shares	16	5,705	—	—	5,705
Current financial assets	19	—	11,686	—	11,686
Total assets		653,411	11,686	—	665,097
Other financial liabilities	19	—	1,444	—	1,444
Total liabilities		—	1,444	—	1,444
There were no transfers between fair value hierarchy levels for the periods presented.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts, currency swaps and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At September 30, 2018		At December 31, 2017
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	829,937	829,937	732,947	732,947
Total assets		829,937	829,937	732,947	732,947
Debt	23	1,887,553	1,890,790	1,806,181	1,819,337
Total liabilities		1,887,553	1,890,790	1,806,181	1,819,337
27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which are controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars;

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the nine months ended September 30,
	2018			2017
	Net revenues	Costs (1)	Net financial expenses	Net revenues	Costs (1)	Net financial expenses
	(€ thousand)
FCA Group companies
Maserati	176,331	2,298	—	246,191	4,736	—
FCA US LLC	—	24,720	—	—	37,793	—
Magneti Marelli	1,172	30,283	—	1,432	23,584	—
Other FCA Group companies	5,594	5,615	(1,203)	4,800	5,451	(853)
Total FCA Group companies	183,097	62,916	(1,203)	252,423	71,564	(853)
Exor Group companies (excluding the FCA Group)	240	128	—	152	79	—
Other related parties
COXA S.p.A.	6	4,897	—	45	4,413	—
HPE S.r.l.	—	4,273	—	—	5,002	—
Other related parties	813	—	—	1,938	—	—
Total other related parties	819	9,170	—	1,983	9,415	—
Total transactions with related parties	184,156	72,214	(1,203)	254,558	81,058	(853)
Total for the Group	2,574,836	1,463,046	(15,075)	2,576,957	1,515,285	(24,910)
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2018				At December 31, 2017
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	40,096	4,646	—	31,969	71,560	3,028	—	37,496
FCA US LLC	133	10,368	—	—	129	6,848	—	—
Magneti Marelli	1,976	9,220	95	—	899	8,103	—	—
Other FCA Group companies	1,934	4,501	2,454	90	2,657	4,646	2,097	27
Total FCA Group companies	44,139	28,735	2,549	32,059	75,245	22,625	2,097	37,523
Exor Group companies (excluding the FCA Group)	245	174	—	6	345	202	—	—
Other related parties
COXA S.p.A.	—	680	—	—	—	1,139	—	—
HPE S.r.l.	—	579	—	—	—	1,150	—	—
Other related parties	352	—	—	459	268	—	—	—
Total other related parties	352	1,259	—	459	268	2,289	—	—
Total transactions with related parties	44,736	30,168	2,549	32,524	75,858	25,116	2,097	37,523
Total for the Group	207,225	546,858	73,920	621,148	239,410	607,505	45,411	620,350

Current financial assets at September 30, 2018 included €3,250 thousand related to other FCA Group companies (nil at December 31, 2017). There were no other financial assets or financial liabilities originating from related party transactions at September 30, 2018 and December 31, 2017.

28. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and nine months ended September 30, 2018 and 2017:

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	(€ thousand)
Italy	115,106	153,733	348,422	435,726
Other EMEA	332,759	307,457	1,043,932	1,011,087
Americas (1)	225,144	232,949	697,112	664,965
China, Hong Kong and Taiwan (on a combined basis)	62,435	68,502	206,506	212,886
Rest of APAC (2)	102,736	73,274	278,864	252,293
Total net revenues	838,180	835,915	2,574,836	2,576,957
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.
29. SUBSEQUENT EVENTS
The Group evaluated subsequent events through November 5, 2018, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and there were no events to report.